Exhibit 99.1

RISK FACTORS

Investment in our Common shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product candidates are still in research and development.  We have incurred losses and expect to incur further losses.

Prospective investors should carefully consider the risks described below, together with all of the information disclosed in this short form prospectus, including all documents incorporated by reference, prior to making an investment in our Common shares.  If any of the following risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected.  In that event, the market price for our Common shares could decline and you could lose all or part of your investment.

Risks Related to our Business and our Industry

We are at an early stage of development and have not yet demonstrated an ability to successfully overcome the risks and uncertainties associated with our business.

We were founded in 1996 and are at an early stage of development.  As a development stage company, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical area. There are inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, (iii) obtaining regulatory approval to commercialize these drug candidates, and (iv) obtaining, enforcing and defending patents claiming our inventions and operating without infringing the patents or other intellectual property rights of third parties.  In order to execute our business plan, we will need to successfully advance our core products and programs through the development process, select and develop further drug candidates, build and maintain a strong intellectual property portfolio and avoid infringing the intellectual property rights of third parties, develop and maintain successful strategic relationships, manage costs associated with our research and product development plans, conduct preclinical and clinical trials, obtain regulatory approvals and deliver pharmaceutical products to the market.  If we are unsuccessful in accomplishing these objectives, we may not be able to develop drug candidates, raise capital, expand our business or continue our operations.

Our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization.

The development and commercialization of our products, including MOZOBILTM, are subject to extensive regulation by government agencies.  These drug regulatory agencies include the U.S. Food and Drug Administration (FDA), Health Canada, the European Medicines Agency and country-by-country market regulators in Europe, the Japanese Ministry of Health, Labour and Welfare, the Chinese State Food and Drug Administration, and counterparts of these agencies in other countries.  Before we can market a drug product in any of these countries, the applicable regulatory authority in that country must approve a marketing authorization application that we submit for that product.  In the United States, the applications for the type of products we are developing are called “New Drug Applications”.  In some countries there are also provincial, state and other local government agencies with authority over the marketing of drugs in their jurisdictions.  Although the U.S., Europe and Japan, together with other nations, have for a number of years been engaged in an ongoing process to harmonize their respective drug testing and marketing authorization approval regulations, there are still substantial variances in these regulations as well as varying scientific and medical opinions among these regulators as to what constitutes proof of safety and efficacy.  Consequently, variances among regulatory approval procedures from country to country may, in some circumstances, require us to conduct additional preclinical or clinical studies that could delay or prevent marketing approval of any of our drug candidates on a country-by-country basis.  In response to well-publicized recent events relating to the safety of approved drugs, drug regulators around the world are increasing their focus on pharmacovigilance (drug safety) during the conduct of clinical trials as well as following the approval of marketing

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authorization applications, such as New Drug Applications in the United States.  In addition, in the United States and other jurisdictions, the study protocol to be followed, the informed consent form to be signed by patients, the medical ethics of the study, and related matters for any clinical trial to be conducted at any particular medical center must be approved by the institutional review board at that medical center.

Our drug candidates require significant additional preclinical and clinical testing and investment prior to commercialization.  Conducting preclinical and clinical trials is a lengthy, time-consuming and expensive process, and the results of these trials are inherently uncertain. We and, where applicable, our collaborators must commit substantial resources to conduct research and clinical trials in order to complete the development of our portfolio of drug candidates.  We cannot assure that any of our drug candidates will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.  We do not expect our products, with exception of FOSRENOL™, which is commercially available in the U.S., to be commercially available for several years.

Clinical studies and regulatory approvals of our drug candidates are subject to delays and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue.

The process of completing preclinical and clinical testing and obtaining regulatory approvals generally takes many years and requires the expenditure of substantial resources, and we do not know whether any preclinical or clinical studies by us or our collaborators will be successful, or that regulatory approvals will be received in a timely manner, or at all, for any of our drug candidates under development.  The commencement and completion of clinical trials for any of our drug candidates may be delayed or prevented by many factors, many of which are beyond our control, including:

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ineffectiveness of our drug candidate or perceptions that the candidate is not safe or effective for a particular indication;

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data from our preclinical and clinical studies may be subject to varying interpretations by regulators which could result in failure to obtain regulatory approval for any or all of our drug candidates;

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delays or failures in obtaining regulatory clearance to commence a clinical trial;

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delays or failures in obtaining sufficient clinical materials;

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delays or failures in reaching agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites;

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delays or failures in the regulatory process we must follow, such as the Investigational New Drug Application (IND) process in the United States, in order to commence any clinical trial or in obtaining approval of our clinical trial protocols and related matters from institutional review boards;

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slower than expected rates of patient recruitment or failure to reach full enrolment;

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failure of patients to complete the clinical trial;

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death of, or serious adverse effects experienced by, one or more patients during a clinical trial even if the reasons are not related to our drug candidate;

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inability to monitor patients adequately during or after treatment and, where we rely on third parties for data collection and analysis, inability or unwillingness of such third parties to do so in a timely or accurate manner in accordance with our clinical trial protocols or good clinical practices generally;

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inconclusive or negative results as to efficacy and unforeseen safety issues;

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clinical costs that are greater than we anticipate; and

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government or regulatory delays.

Even if we achieve positive interim results in any clinical trials for any of our drug candidates, these results do not necessarily predict final results, and positive results in early trials may not be indicative of success in later  trials.  A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.  Negative or inconclusive results or adverse medical events during a clinical trial could cause us or any of our applicable collaborators to repeat or terminate a clinical trial or conduct additional trials.  We do not know whether our existing or any future clinical trials of our drug candidates will demonstrate safety and efficacy sufficiently to result in marketable products.  Any one or more of our clinical trials may be suspended at any time for a variety of reasons, including the occurrence of any events or results that cause us, any of our collaborators or any drug regulatory agency to believe that the patients participating in these trials are exposed to unacceptable health risks or that there are deficiencies in the conduct of these trials.  Failures or perceived failures in our clinical trials may directly delay our product development and regulatory approval process, damage our business prospects, make it difficult for us to establish collaborations and negatively affect our reputation and competitive position in the pharmaceutical community.

Even if we receive approval to market any product from any regulatory authorities on the basis of successful clinical studies of that product, following the market introduction of that product we or others may discover safety and efficacy problems not observed in the clinical studies.  In this respect, as a condition to granting approval to market any of our products or at any time after granting such approval, one or more regulatory authorities may require us to conduct further studies (referred to as “Phase 4 studies”) to determine the safety and efficacy of the product following market introduction.  If such problems arise, one or more regulatory authorities may withdraw the approval for that product or we may otherwise voluntarily withdraw the product from the market.

Despite the time and resources expended by us, regulatory approval of drug candidates is never guaranteed.  If any of our development programs are not successfully completed in a timely fashion, required regulatory approvals are not obtained in a timely fashion, or products for which approvals are obtained are not commercially successful or are ultimately found to not be safe or effective, our business could be seriously harmed.

We have not recorded any revenues from the sale of products, have a history of operating losses and expect to incur additional losses in the future.

To date, we have not recorded any revenues from the sale of products.  From our date of incorporation to September 30, 2005, we have accumulated net losses of approximately $107 million.  Although we have received certain milestone and royalty payments in the past, we cannot assure you that we will receive any milestone or royalty payments in the future.  (For further information see “Narrative Description of the Business – Prior Royalty Agreements” and “Narrative Description of the Business – Corporate Partnerships” in our Annual Information Form filed with Canadian securities regulatory authorities dated June 23, 2005 and incorporated by reference in the Company’s Form 40-F filed with the U.S. Securities and Exchange Commission on October 24, 2005 (AIF)).  Consequently, we expect losses to increase in the near term as we fund our preclinical and clinical trials and eventually seek regulatory approval for the sale of our products.  We expect to continue to incur substantial operating losses unless and until such time as product sales and milestone and royalty payments generate sufficient revenues to fund our continuing operations.  We cannot predict if we will ever achieve and sustain profitability.

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We need to raise substantial additional financing to fund further research and development, conduct preclinical and clinical studies, and obtain regulatory approvals.

Since inception, we have raised approximately $140 million, net of offering costs, from the sale of equity securities in private placements and public offerings. We will require substantial additional funds to fund further research and development, conduct planned preclinical and clinical trials and obtain regulatory approvals.  Further funding for these purposes may be achieved through public or private equity or debt financings, collaborative arrangements with pharmaceutical companies and/or from other sources.  We have no established bank financing arrangements, and there can be no assurance that we will be able to establish such arrangements on satisfactory terms.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of our products.  If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or commercialization efforts.

Our success will depend, in part, on our ability to obtain and protect patents and other intellectual property rights for our drug candidates.

Our success will depend, in part, on our ability to obtain and enforce patents and other intellectual property rights and maintain trade secret protection.  We have filed and are actively pursuing applications for patents in the United States, Canada, various countries in Europe, Japan and other countries.  The patent rights of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions.  Thus, we cannot assure that any of our patent applications will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us or those that already have been issued will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents.  Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products not under patent protection, or design around the inventions we claim in any of our existing patents, existing patent applications or future patents or patent applications.

A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that are related to or affect our business.  Some of these technologies, applications or patents may conflict with our technologies or patent applications.  Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications.

Patent applications in the United States are maintained in secrecy and not published if either: (i) the application is a provisional application or, (ii) the application is filed and we request no publication, and certify that the invention disclosed “has not and will not” be the subject of a published foreign application.  Otherwise, U.S. applications or foreign counterparts, if any, publish 18 months after the priority application has been filed.  Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or such licensor was the first to file patent applications for such inventions.  Moreover, we might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention or opposition proceedings in the European Patent Office to determine whether any patent issued to us or any third party should be maintained, amended or revoked, which could result in substantial cost to us, even if the eventual outcome were favourable to us.  There can be no assurance that our patents, if issued, would be held valid or enforceable by a court or that a competitor’s technology or product would be found to infringe such patents.

Much of our know-how and technology may not be patentable. To protect our rights, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.  Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.  (For further information see “Narrative Description of the Business - Intellectual Property” in our AIF.)

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Our success will depend, in part, on our ability to operate without infringing the intellectual property rights of others.

Our success will depend, in part, on our ability to operate without infringing the patents and other proprietary rights of third parties.  Infringement proceedings in the pharmaceutical and biotechnology industries can be lengthy, costly and time-consuming and their outcome is uncertain.  If we become involved in any patent litigation, interference, opposition or other administrative proceedings, we may incur substantial expense and the efforts of our technical and management personnel may be significantly diverted.  As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses.  If patents that cover our activities are issued to other companies, we cannot assure that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.  We cannot assure that that any such licenses required under third-party patents or proprietary rights would be made available, if at all, on terms we find acceptable.  If we need but cannot obtain such licenses on terms that are acceptable to us, we could encounter delays in the introduction of our products or be prohibited from developing, manufacturing, using, selling or otherwise commercializing our own products.

We may incur substantial costs, delays and difficulties in complying with government regulations, including drug manufacturing regulations and environmental regulations.

The manufacture and sale of human therapeutic and diagnostic products in countries around the world, including those in North America, Europe and Asia, are governed by a variety of statutes and regulations.  In addition to the statutes and regulations described above relating to the preclinical and clinical studies that we must conduct to demonstrate the safety and efficacy of our drug candidates, we must also comply with statutes and regulations relating to current Good Manufacturing Practices (cGMP), that regulate the production and storage of drugs, the control of advertising, labelling and other marketing activities, the protection of the environment, and the protection of occupational safety and health of manufacturing personnel.

We believe that the manufacturing processes and facilities by and in which the drug candidates that we are currently studying in clinical trials are manufactured and stored comply with cGMP as adopted by the FDA, Health Canada, the EMEA and Europe national drug regulatory agencies, and counterparts of these regulatory agencies in other countries. Under cGMP, the manufacturing processes and facilities in which our drug candidates are manufactured and stored are subject to periodic review by the FDA, Health Canada and, in the case of the EMEA, authorized third parties.  We cannot assure, however, that any of these processes, facilities or future such processes or facilities that we utilize will remain in or be able to achieve such compliance.  The failure to comply with cGMP of any of the processes or facilities by or in which our drug candidates are manufactured or stored is more than likely to result in our failure to obtain or maintain regulatory approval to market the applicable drug candidate or product.  In the United States, the FDA has been engaged during the past several years in revising its cGMP regulatory program to encourage the early adoption of new technological advances by the pharmaceutical industry, facilitate industry application of modern quality management techniques, including implementation of quality systems approaches, to all aspects of pharmaceutical production and quality assurance, encourage implementation of risk-based approaches that focus on critical areas, ensure that regulatory review and inspection policies are based on state-of-the-art pharmaceutical science, and enhance the consistency and coordination of the FDA's drug quality regulatory programs, in part, by integrating enhanced quality systems approaches into the FDA's business processes and regulatory policies concerning review and inspection activities.  This program, as well as similar programs under consideration by drug regulators in other countries, may result in revisions in the cGMP regulations in the United States and elsewhere that require us or any third party contract manufacturers that we use to modify the facilities in which our drug candidates are manufactured and stored.  We cannot assure that we will be able to do so if so required.

Our discovery and development processes also involve the controlled use of hazardous and radioactive materials.  We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.  Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.  In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.  We are not specifically insured with respect to this liability.  Although we believe that we are in

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compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, we cannot assure that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially adversely affected by current or future environmental laws or regulations.

We currently face and will continue to face significant competition.

We are engaged in a rapidly changing field. Other products and therapies that will compete directly with the products that we are seeking to develop and market currently exist or are being developed.  Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase.  Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than ourselves.  Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies.  Many of these competitors have significant products that have been approved or are in development and operate large, well-funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing.  These companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.  In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.  We cannot assure that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than our own.

Other companies may succeed in developing products earlier than ourselves, obtaining government regulatory approvals for such products more rapidly than we will, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy we develop, or that any therapy we develop will be preferred to any existing or newly developed technologies.  (For further information see “Narrative Description of the Business - Competition” in our AIF.)

We may not succeed at establishing a successful commercialization program for any of our products either through resources that we will have to establish or through outsourcing contracts with third parties.

We have not yet introduced any products to market and have limited manufacturing, sales, marketing and distribution experience.  To develop internal sales, distribution and marketing capabilities, we would have to invest significant amounts of financial and management resources.  If we decide to perform sales, marketing and distribution functions for certain drugs ourselves, we would face a number of risks, including:

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we may not be able to build a significant marketing or sales force;

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the cost of establishing, training and providing oversight for a marketing or sales force may not be justifiable in light of the revenues generated by any particular product;

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our sales and marketing efforts may not be successful; and

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there are significant legal and regulatory risks in drug marketing and sales that we have never faced, and any failure to comply with legal and regulatory requirements for sales, marketing and distribution could result in enforcement action by drug regulatory authorities, such as the FDA or Health Canada, that could jeopardize our ability to market the product or subject us to liability.

If we rely on  third parties to launch and market our drug candidates, if approved, we may have limited or no control over the sales, marketing and distribution activities of these third parties and our future revenue may depend on the success of these third parties.  In addition, if these parties fail to comply with applicable regulatory

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requirements, the FDA, Health Canada or other authorities could take enforcement action that could jeopardize our ability to market the drug candidate.

We believe that there will be many different applications for our products. We also believe that the anticipated market for our products will continue to expand.  However, these assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of our products’ commercial viability.

Our success depends, in part, on our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs.

To be commercially successful, our drug candidates, if approved, must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs.  In order to manufacture any of our products in commercial quantities, if we elect to do so, we will need to develop our own manufacturing facilities or contract with third parties to do so.  We cannot assure that we will be able to make the transition to commercial production of any of our products either by manufacturing them on our own or through contract manufacturers.

In addition, production of our products may require raw materials for which the sources and amount of supply are limited or could be limited in the future.  Any inability to obtain adequate supplies of such raw materials on acceptable terms, could significantly delay the development, regulatory approval and marketing of our products.

If we fail to hire and retain key management and scientific personnel, we may be unable to successfully implement our business plan.

We are dependent on certain members of our management and scientific staff, the loss of services of one or more of whom could materially adversely affect us.  Currently, six members of our management and scientific staff are permitted to work in Canada pursuant to employment authorizations issued by Immigration Canada.  Employment authorizations are required to be renewed periodically.  We cannot assure that these employment authorizations will be renewed.

Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees.  Although we have done so in the past and expect to do so in the future, we cannot assure that we will be able to successfully attract and retain skilled and experienced personnel.

Healthcare reform and cost control initiatives by third-party payors could reduce the prices that can be charged for drugs, which could limit the commercial success of our drug candidates and reduce or revenues and profitability.

Our ability to commercialize products successfully will depend in significant part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations.  Both the federal and state governments in the United States, federal and provincial governments in Canada and governments in other countries continue to propose and pass new legislation, rules and regulations affecting third-party payors’ coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for the type of products we are developing, and we cannot predict the full scope of the changes or the impact that those changes would have on our operations. In addition, third-party payors in the United States and elsewhere are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare products, and we cannot assure that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return.

We may incur losses associated with foreign currency fluctuation and may not be able to effectively hedge our exposure.

We maintain our accounts in Canadian dollars.  A portion of our revenue and expenditures are in foreign currencies, most notably in U.S. dollars, and therefore we are subject to foreign currency fluctuations, which may,

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from time to time, impact our financial position and results.  We currently do not hedge for foreign currency fluctuations.  In the future, we may enter into hedging arrangements under specific circumstances, typically through the use of forward or futures contracts, to minimize the impact of decreases in the value of the U.S. dollar.

If product liability lawsuits are successfully brought against us, we will incur significant liabilities and may be required to limit the commercialization of our product candidates.

Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of therapeutic products.  Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity.  While we will continue to take precautions we deem appropriate, there can be no assurance that we will be able to avoid significant product liability exposure.

Our success may depend, in part, on our ability to maintain adequate insurance at acceptable costs.

We have product liability insurance coverage to a maximum of $5 million per incident and an aggregate of $10 million.  Such insurance is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all.  An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our current or potential products.  A product liability claim brought against us in a clinical trail or a product withdrawal could have a material adverse effect upon us and our financial condition.

If we are not successful in establishing and maintaining existing and additional collaborations with third parties, our business will be adversely affected.

Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of our products.  To date, we have also entered into research collaborations for the potential development and commercialization of our product candidates with pharmaceutical firms, pursuant to which we could receive additional funding, including milestone payments from those parties.  We intend to enter into additional corporate partnering agreements to develop and commercialize products based upon our products and technology.  We cannot assure, however, that we will be able to establish such additional collaborations on favourable terms, if at all, or that our current or future collaborative arrangements will be successful.

Should any collaborative partner fail to develop or commercialize successfully any product to which we have rights, or any of the partner’s products to which we have rights, our business may be adversely affected.  In addition, while we believe that our collaborative partners will have sufficient economic motivation to continue their funding, we cannot assure that any of these collaborations will be continued or result in successfully commercialized products.  Failure of a collaborative partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program.  In addition, we cannot assure that the collaborative partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including our competitors, as a means for developing treatments for the diseases and conditions targeted by our programs.

Risks Related to our Common shares

Further equity financing may substantially dilute the interests of our shareholders.

We will require substantial additional funds to fund further research and development, conduct planned preclinical and clinical trials and obtain regulatory approvals.  If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders and reduce the value of their investment.

Our Common shares may experience price and volume fluctuations and the market price for our Common shares may drop below the price you pay.

The market price of our Common shares could be subject to significant fluctuations.  Market prices for securities of early stage companies like ours have historically been particularly volatile.  As a result of this volatility,

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you may not be able to sell your Common shares at or above the price you pay.  The market price of our Common shares may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

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announcements concerning the results of clinical trials for our drug candidates;

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announcements regarding regulatory approval or rejection of New Drug Applications in the United States and marketing authorization applications in other countries, if any, that we file for any of our drug candidates;

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market acceptance of each of our products, if approved for marketing by government regulators;

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the amount of reimbursement for our products under government programs, such as Medicare and Medicaid in the United States, and by other third party payors, as well as the prices for our products that we are able to negotiate with government regulators in those countries where we are required to do so;

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the need to recall any of our products after they have been approved and introduced into the market;

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reports and publications by drug regulatory, health or medical authorities, academic or other researchers, the media or other third parties regarding the potential benefits, side effects or other disadvantages of our drug candidates in particular, the general type of products we are developing, or biopharmaceutical products in general;

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announcements of technological innovations or new products by us or our competitors;

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announcements concerning our competitors or the biopharmaceutical industry in general;

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new regulatory pronouncements and changes in regulatory guidelines;

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the timing of our achievement, if at all, of profitability and positive cash flow from operations;

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actual or anticipated variations in our quarterly operating results; and

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changes in financial estimates or recommendations by securities analysts, or the failure to meet or exceed securities analyst recommendations.

The market prices of securities of pharmaceutical and biotechnology companies have been highly volatile and are likely to remain highly volatile in the future.  This volatility has often been unrelated or disproportionate to the operating performance of the particular companies.  These broad market fluctuations could result in extreme fluctuations in the price of our Common shares, which could cause a decline in the value of a shareholder’s investment.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We do not expect to pay dividends on our Common shares in the foreseeable future.

We have never paid cash dividends on our Common shares.  We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Common shares for the foreseeable future.  As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

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Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities.  A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws.

Non-Canadian residents holding our Common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence.  In addition, although we substantially comply with the corporate governance guidelines of the American Stock Exchange (AMEX), we have obtained exemptions from AMEX permitting us to follow the shareholder meeting quorum requirements of our bylaws, which provide that a quorum is met by two persons holding or representing not less than 10% of the outstanding voting shares (as compared to 33 1/3% under AMEX requirements), and permitting the chair of our Board of Directors to serve on our Nominating and Compensation Committees, notwithstanding the fact that the chair is considered an officer under our governing corporate statute and therefore not independent under AMEX requirements.

Passive Foreign Investment Company status might adversely affect U.S. residents’ tax status.

U.S. residents holding our Common shares should be aware that certain United States federal income tax rules, if applicable, might have adverse tax consequences to them.  The more commonly applicable rules are the passive foreign investment company, or PFIC, rules.  The Company will be a PFIC in any taxable year in which, after application of certain look-through rules, at least 75% of our gross income is passive income, or on average at least 50% of the gross value of our assets is attributable to assets that produce or are held for the production of passive income.  If the Company is a PFIC in any taxable year, unless U.S. holders elect to mark to market the Common shares it holds, U.S. holders would generally be subject to taxes and interest charges on (i) any gain realized on the disposition or deemed disposition of the Common shares regardless of whether we continue to be a PFIC, and (ii) any “excess distributions” we make.  U.S. holders may elect to mark to market the Common shares if our Common shares are regularly traded on a U.S. national securities exchange.  As a result of the mark to market election, U.S. holders would annually report any gain (and certain losses) as ordinary income (or ordinary loss).  Although we believe we are currently not a PFIC, we cannot assure that we will not become a PFIC in the future because PFIC status depends on the character of our income and assets each year. U.S. holders are strongly encouraged to consult their own tax advisors concerning the consequences to them if we are or become subject to the PFIC rules.

U.S. investors may not be able to obtain enforcement of civil liabilities against us, certain of our directors and officers.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that the Company was organized under and is governed by the federal laws of Canada, and that certain of its directors and certain of its officers are residents of Canada, and that a substantial portion of the assets of the Company and said persons are located outside the United States. It may not be possible for investors to effect service of process within the United States on the Company and certain of its directors and officers or enforce judgments obtained in U.S. courts against the Company and certain of its directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company and its directors and officers.  There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

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FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that constitute forward-looking statements, which involve substantial known and unknown risks and uncertainties.  All statements regarding strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements.  Forward-looking statements include, but are not limited to, statements about:

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our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs;

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our expectations with respect to existing and future collaborations and licensing transactions with third parties, and the receipt and timing of any payments from such arrangements; and

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our estimates regarding capital requirements and our expectations of receiving additional financing.

The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Readers are cautioned that the plans, intentions or expectations disclosed in any forward-looking statements may not be achieved and that they should not place undue reliance on any forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements as a result of numerous risks, uncertainties and other factors, including those relating to:

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our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, and specifically, drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

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our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization;

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clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

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our lack of product revenues and history of operating losses;

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our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

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our ability to obtain and protect patents and other intellectual property rights for our drug candidates;

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our ability to operate without infringing the intellectual property rights of others;

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our ability to comply with applicable governmental regulations and standards, including hazardous materials and environmental regulations;

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development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

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our drug candidates, if approved, may not achieve market acceptance and commercial viability;

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our limited manufacturing experience and our lack of sales and marketing operations;

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our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;

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our ability to successfully attract and retain skilled and experienced personnel;

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changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;

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changes in foreign currency exchange rates;

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our business is subject to potential product liability and other claims;

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our ability to maintain adequate insurance at acceptable costs; and

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our dependence on collaborative partners.

Our Annual Information Form, particularly in the section entitled “Risk Factors”, the information contained in our management’s discussion and analysis for the fiscal year ended March 31, 2005 and the risk factors set forth above in this Form 6-K, discuss these and other risks, uncertainties and factors that our management believes could cause actual results or events to differ materially from the forward-looking statements.  Although we have attempted to identify important risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.